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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             AMERICAN STORES COMPANY
                                (Name of Issuer)

                         COMMON STOCK ($1.00 PAR VALUE)
                         (Title of Class of Securities)

                                  030096 10 1
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                JUNE 28, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.           030096 10 1

     1              NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                       LENNIE SAM SKAGGS
                                       S.S. NO.:  ###-##-####

     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                                          (b) X

     3              SEC USE ONLY

     4              SOURCE OF FUNDS*
                                00 - NO FUNDS UTILIZED FOR ACQUISITION

     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                       U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                    7              SOLE VOTING POWER
                                       23,929,556

                    8              SHARED VOTING POWER
                                       2,539,170

                    9              SOLE DISPOSITIVE POWER
                                        23,929,556

                    10             SHARED DISPOSITIVE POWER
                                         2,539,170

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         26,468,726

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         18.3%

     14             TYPE OF REPORTING PERSON*
                               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No.           030096 10 1

     1              NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                       ALINE W. SKAGGS
                                       S.S. NO.:  ###-##-####

     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                         (b) X

     3              SEC USE ONLY

     4              SOURCE OF FUNDS*
                                00 - NO FUNDS UTILIZED FOR ACQUISITION

     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                    7              SOLE VOTING POWER
                                          185,452

                    8              SHARED VOTING POWER
                                          2,539,170

                    9              SOLE DISPOSITIVE POWER
                                          185,452

                    10             SHARED DISPOSITIVE POWER
                                          2,539,170

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          2,724,622

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            1.9%

     14             TYPE OF REPORTING PERSON*
                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed by
Lennie Sam Skaggs and Aline W. Skaggs, husband and wife, and the ALSAM Trust, formerly called the Lennie Sam and Aline Wilmot Skaggs Family Trust (the "Trust"), as previously amended. The filing of this Schedule 13D shall not be construed as an admission that Lennie Sam Skaggs or Aline W. Skaggs (together, the "Reporting Persons") are, for the purposes of section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

         Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended to add the following information:

                  On June 28, 1996, the Reporting Persons and the Trust engaged Goldman, Sachs & Co. as financial adviser in connection with their exploration of alternatives with respect to their investments in the Company, including possible opportunities to sell all or part of the Common Stock held by them.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: June 28, 1996.


                                       /s/ Lennie Sam Skaggs
                                       -----------------------------------------
                                       LENNIE SAM SKAGGS, individually




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: June 28, 1996.

                                       /s/ Aline W. Skaggs
                                       -----------------------------------------
                                       ALINE W. SKAGGS, individually


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